Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION X AMENDMENT

1. State the name of the applicant: Chicago Board Options Exchange, Incorporated
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street, Chicago, Illinois 60605



3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   312-786-5600 (Telephone) 312-786-7407 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jaime Galvan (Name) Lead Counsel (Title) 312-786-7058 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver, E.V.P., General Counsel and Corporate Secretary
   400 South LaSalle Street, Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: X Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/08/72 (b) State/Country of formation: Delaware / United States

(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6-28-16 (MM/DD/YY) Chicago Board Options Exchange, Incorporated (Name of applicant)

By: [signature] (Signature) Edward L. Provost, President & C.O.O. (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2016 (Year) by Nancy L. Kulikowski (Notary Public)

My Commission expires 03/19/17 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

OFFICIAL SEAL
NANCY L KULIKOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY


CBOE

EXECUTE SUCCESS®

Jaime Galvan
Lead Counsel
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

June 30, 2016

Via Federal Express Overnight
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Annual Amendment to Application for Registration as a National Securities Exchange

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of the Annual Amendment to Application for Registration as a National Securities Exchange, Form 1, of Chicago Board Options Exchange, Incorporated.

Sincerely,



Jaime Galvan

cc: Joanne Moffic-Silver

Enclosures

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The Certificate of Incorporation, Bylaws, and Rules of Chicago Board Options Exchange Incorporated ("CBOE Documents") are available continuously on the CBOE website at www.cboe.com/legal. CBOE certifies that the information available at such location is accurate as of its date.

The CBOE Documents are also published by legal publishers, including Wolters Kluwer Financial Services, Inc., in the Chicago Board Options Exchange Guide ("CBOE Guide"). CBOE certifies that the information contained in the CBOE Guide, as updated on a monthly basis, is accurate to the best of CBOE's information and belief.

Subscriptions to the CBOE Guide may be ordered from Wolters Kluwer Financial Services, Inc., 130 Turner Street, Waltham, Massachusetts 02453, or at www.wolterskluwerfs.com.

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the exchange in respect of any of the provisions of the constitution, by-laws, rules or trading practices of the exchange which are not included in Exhibit A.

All notices or memoranda explaining Exchange rules or interpretations and policies; trading conduct, procedures or activities; filing requirements; Exchange fees or fines; or any other matter relating to the privileges or obligations of Trading Permit Holders are designated Regulatory Circulars. Regulatory Circulars are available on the CBOE website at www.cboe.com/legal. CBOE certifies that the information available at such locations is accurate as of its date.

CBOE certifies that all CBOE Regulatory Circulars are maintained by CBOE and are available to the Commission and the public upon request.

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of any electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of the organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of the nature and extent of affiliation.**
5. **Brief description of its business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Table of Subsidiaries and Affiliates of Chicago Board Options Exchange, Incorporated ("CBOE")

1. CBOE Holdings, Inc.
2. C2 Options Exchange, Incorporated
3. CBOE Futures Exchange, LLC
4. CBOE Stock Exchange, LLC
5. Chicago Options Exchange Building Corporation
6. CBOE, LLC
7. CBOE III, LLC
8. CBOE Livevol, LLC
9. CBOE UK Ltd.
10. CBOE Vest, LLC
11. DerivaTech Corporation
12. Loan Markets, LLC
13. Market Data Express, LLC
14. OneChicago, LLC
15. Options Price Reporting Authority, LLC
16. Signal Trading Systems, LLC

17. The Options Clearing Corporation
18. The Options Exchange, Incorporated
19. Vest Financial Group, Inc.

CBOE certifies that the information required in this Exhibit C is kept up to date and is available to the Commission and the public upon request, except that:

(i) Pursuant to Securities Exchange Act Rule 6a-2, C2 Options Exchange, Incorporated is required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

CBOE IV, LLC changed its name to CBOE Livevol, LLC on August 31, 2015.

CBOE is also submitting the following information as part of this Exhibit C relating to CBOE UK Ltd., which has not been previously included as part of this Exhibit C.

1. CBOE UK Ltd.
Level 30, The Leadenhall Building
122 Leadenhall Street
London, United Kingdom
EC3V 4AB

2. Private Limited Company

3. England and Wales, Companies Act 2006, March 10, 2016.

4. Wholly-owned subsidiary of CBOE Holdings, Inc.

5. Marketing and business development services.

6. Not applicable.

7. See attached Certificate of Formation.

8. See attached Articles of Association

9. See attached list of CBOE UK, Ltd. Board of Directors and Officers.

10. Not applicable.

CBOE is also submitting the following information as part of this Exhibit C relating to CBOE Vest, LLC, which has not been previously included as part of this Exhibit C.

1. CBOE Vest, LLC
   400 South LaSalle Street
   Chicago, Illinois 60605

2. Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. Wholly-owned subsidiary of CBOE Holdings, Inc.

5. Holding company for majority equity investment in Vest Financial Group, Inc.

6. Not applicable.

7. See attached Certificate of Formation.

8. See attached Operating Agreement.

9. See attached list of CBOE Vest, LLC Board of Directors and Officers.

10. Not applicable.

CBOE is also submitting the following information as part of this Exhibit C relating to Loan Markets, LLC, which has not been previously included as part of this Exhibit C.

1. Loan Markets, LLC
   400 South LaSalle Street
   Chicago, Illinois 60605

2. Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. Wholly-owned subsidiary of CBOE Holdings, Inc.

5. Holding company for investment in American Financial Exchange, LLC.

6. Not applicable.

7. See attached Certificate of Formation.

8. See attached Operating Agreement.

9. See attached list of Loan Markets, LLC Board of Directors and Officers.

10. Not applicable.

CBOE is also submitting the following information as part of this Exhibit C relating to Vest Financial Group, Inc., which has not been previously included as part of this Exhibit C.

1. Vest Financial Group, Inc.
   8300 Greensboro Drive, 8th Floor

McLean, VA 22102

2. Corporation

3. Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. Majority-owned subsidiary of CBOE Vest, LLC

5. Through its subsidiaries provides options-based investment advisory services.

6. Not applicable.

7. See attached Certificate of Formation.

8. See attached Bylaws.

9. See attached list of Vest Financial Group, Inc. Board of Directors and Officers.

10. Not applicable.


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **10056491**

The Registrar of Companies for England and Wales, hereby certifies that

CBOE UK LTD

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **10th March 2016**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES


Companies House

THE COMPANIES ACT 2006

A PRIVATE COMPANY LIMITED BY SHARES

Articles of Association

of

CBOE UK Ltd

CONTENTS

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

1. DEFINED TERMS

In the articles, unless the context requires otherwise

"**Act**" means the Companies Act 2006;

"**articles**" means the company's articles of association;

"**bankruptcy**" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

"**chairman**" has the meaning given in article 13;

"**chairman of the meeting**" has the meaning given in article 42;

"**Companies Acts**" means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the company;

"**director**" means a director of the company, and includes any person occupying the position of director, by whatever name called;

"**distribution recipient**" has the meaning given in article 37;

"**document**" includes, unless otherwise specified, any document sent or supplied in electronic form;

"**electronic form**" has the meaning given in section 1168 of the Act;

"**fully paid**" in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

"**group company**" means the company's ultimate holding company (if any) and any body corporate which is directly or indirectly a wholly-owned subsidiary of the company or such ultimate holding company, in each case from time to time;

"**hard copy form**" has the meaning given in section 1168 of the Act;

"**holder**" in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

"**instrument**" means a document in hard copy form;

"**ordinary resolution**" has the meaning given in section 282 of the Act;

"**paid**" means paid or credited as paid;

"**participate**", in relation to a directors' meeting, has the meaning given in article 12;

"**shareholder**" means a person who is the holder of a share;

"**shares**" means shares in the company;

"**special resolution**" has the meaning given in section 283 of the Act;

"**subsidiary**" has the meaning given in section 1159 of the Act; and

"**writing**" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these articles bear the same meaning as in the Act as in force on the date when these articles become binding on the company.

2. **REGULATIONS OF THE COMPANY**

These articles are the articles of the company and the Companies Act 2006 Model Articles for Private Companies Limited by Shares do not apply.

3. **LIABILITY OF MEMBERS**

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

Directors' Powers And Responsibilities

4. **DIRECTORS' GENERAL AUTHORITY**

Subject to the articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

5. **SHAREHOLDERS' RESERVE POWER**

5.1 The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

5.2 No such special resolution invalidates anything which the directors have done before the passing of the resolution.

6. **DIRECTORS MAY DELEGATE**

6.1 Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles:

6.1.1 to such person or committee;

6.1.2 by such means (including by power of attorney);

6.1.3 to such an extent;

6.1.4 in relation to such matters or territories; and

6.1.5 on such terms and conditions,

as they think fit.

6.2 If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

6.3 The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7. COMMITTEES

7.1 Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

7.2 The directors may make rules of procedure for all or any committees and such rules prevail over rules derived from the articles if they are not consistent with them.

Decision-Making by Directors

8. DIRECTORS TO TAKE DECISIONS COLLECTIVELY

The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.

9. UNANIMOUS DECISIONS

9.1 A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

9.2 Such a decision may take the form of a resolution in writing, at least one copy of which has been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing. A resolution signed by an alternate director need not also be signed by or agreed to by his appointer.

9.3 References in this article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

9.4 A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

10. CALLING A DIRECTORS' MEETING

10.1 Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

10.2 Notice of any directors' meeting must indicate

10.2.1 its proposed date and time;

10.2.2 where it is to take place; and

10.2.3 if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.3 Notice of a directors' meeting must be given to each director, but need not be in writing.

10.4 Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company either before or not more than seven days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11. PARTICIPATION IN DIRECTORS' MEETINGS

11.1 Subject to the articles, directors participate in a directors' meeting, or part of a directors' meeting, when:

11.1.1 the meeting has been called and takes place in accordance with the articles, and

11.1.2 they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2 In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

11.3 If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12. QUORUM FOR DIRECTORS' MEETINGS

12.1 At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

12.2 The quorum for directors' meetings may be fixed from time to time by a decision of the directors, but it must never be less than two, and unless otherwise fixed it is two.

12.3 If the total number of directors for the time being is less than the quorum required, the directors must not take any decision other than a decision-

12.3.1 to appoint further directors, or

12.3.2 to call a general meeting so as to enable the shareholders to appoint further directors.

13. CHAIRING OF DIRECTORS' MEETINGS

13.1 The directors may appoint a director to chair their meetings.

13.2 The person so appointed for the time being is known as the chairman.

13.3 The directors may terminate the chairman's appointment at any time.

13.4 If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors may appoint one of themselves to chair it.

14. CASTING VOTE AT DIRECTORS' MEETING

14.1 If the numbers of votes at a meeting of directors for and against a proposal are equal (ignoring any votes which in accordance with the Act are to be discounted), the chairman or other director chairing the meeting has a casting vote.

14.2 But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15. TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

Subject to sections 177(5) and 177(6) and sections 182(5) and 182(6) of the Act and provided he has declared the nature and extent of his interest in accordance with the requirements of the Companies Acts, a director:

15.1.1 may be a party to, or otherwise interested in, any contract, transaction or arrangement with the company or in which the company is otherwise (directly or indirectly) interested (a "**Relevant Matter**");

15.1.2 shall be entitled to vote on any proposed decision of the directors (or committee of directors) in respect of any Relevant Matter or proposed Relevant Matter in which he is interested;

15.1.3 shall be entitled to vote at a meeting of directors (or of a committee of the directors) or participate in any unanimous decision, in respect of any Relevant Matter or proposed Relevant Matter in which he is interested;

15.1.4 may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

15.1.5 may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the company is otherwise (directly or indirectly) interested; and

15.1.6 shall not, save as he may otherwise agree, be accountable to the company for any benefit which he (or a person connected with him (as defined in section 252 of the Act)) derives from any Relevant Matter or from any such office or employment or from any interest in any such body corporate and no such Relevant Matter shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act.

16. CONFLICTS OF INTEREST

For the purposes of section 175 of the Act, the directors are not empowered to authorise any matter relating to or arising out of a situation in which a director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and which would, if not so authorised, involve a breach of duty by a director under that section.

17. **RECORDS OF DECISIONS TO BE KEPT**

The directors must ensure that the company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors.

18. **DIRECTORS' DISCRETION TO MAKE FURTHER RULES**

Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

19. **CHANGE OF NAME**

The company may change its name by resolution of the directors.

Appointment of Directors

20. **METHODS OF APPOINTING DIRECTORS**

Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

20.1.1 by ordinary resolution;

20.1.2 by a decision of the directors; or

20.1.3 by a notice of his appointment given in accordance with article 22.

21. **TERMINATION OF DIRECTOR'S APPOINTMENT**

A person ceases to be a director as soon as:

21.1.1 that person ceases to be a director by virtue of any provision of the Act or is prohibited from being a director by law;

21.1.2 a bankruptcy order is made against that person;

21.1.3 a composition is made with that person's creditors generally in satisfaction of that person's debts;

21.1.4 a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

21.1.5 notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms; and

21.1.6 that person has for more than six consecutive months been absent without permission of the directors from meetings of directors held during that period and the directors resolve that that person should cease to be a director;

21.1.7 notice of his removal is given in accordance with article 22.

22. APPOINTMENT AND REMOVAL OF DIRECTORS BY MAJORITY SHAREHOLDERS

Any member holding, or any members holding in aggregate, at the relevant time a majority in nominal value of such of the issued share capital of the company as carries the right of attending and voting at general meetings of the company may, by notice in writing signed by or on behalf of him or them and delivered to the company's registered office or tendered at a meeting of the directors or at a general meeting of the company, at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed).

23. DIRECTORS' REMUNERATION

23.1 Directors may undertake any services for the company that the directors decide and the company may enter into a service contract with any director on such terms as the directors think fit.

23.2 Directors are entitled to such remuneration as the directors determine:

23.2.1 for their services to the company as directors; and

23.2.2 for (i) any other service which they undertake for the company or (ii) any executive office or employment with, the company or any body corporate which is a group company.

23.3 Subject to the articles, a director's remuneration may:

23.3.1 take any form;

23.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

23.4 Unless the directors decide otherwise, directors' remuneration accrues from day to day.

23.5 Directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company, any group company or any other body corporate in which the company is interested and the receipt of such benefit shall not disqualify any person from being a director of the company.

24. DIRECTORS' EXPENSES

The company may pay any reasonable expenses which the directors (including alternative directors) and the company secretary (if one has been appointed) properly incur in connection with their attendance at:

24.1.1 meetings of directors or committees of directors;

24.1.2 general meetings; or

24.1.3 separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

Alternate directors

25. APPOINTMENT AND REMOVAL OF ALTERNATES

25.1 Any director (the "**appointor**") may appoint as an alternate any other director, or any other person approved by resolution of the directors, to:

25.1.1 exercise that director's powers, and

25.1.2 carry out that director's responsibilities,

in relation to the taking of decisions by the directors in the absence of the alternate's appointor.

25.2 Any appointment or removal of an alternate must be effected by notice in writing to the company signed by the appointor, or in any other manner approved by the directors.

25.3 The notice must:

25.3.1 identify the proposed alternate, and

25.3.2 in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

26. RIGHTS AND RESPONSIBILITIES OF ALTERNATE DIRECTORS

26.1 An alternate director has the same rights, in relation to any directors' meeting or directors' written resolution, as the alternate's appointor.

26.2 Except as the articles specify otherwise, alternate directors:

26.2.1 are deemed for all purposes to be directors;

26.2.2 are liable for their own acts and omissions;

26.2.3 are subject to the same restrictions as their appointors; and

26.2.4 are not deemed to be agents of or for their appointors.

26.3 A person who is an alternate director but not a director:

26.3.1 may be counted as participating for the purposes of determining whether a quorum is participating (but only if that person's appointor is not participating), and

26.3.2 may sign a written resolution (but only if it is not signed or to be signed by that person's appointor).

No alternate may be counted as more than one director for such purposes.

26.4 An alternate director is not entitled to receive any remuneration from the company for serving as an alternate director except such part of the alternate's appointor's remuneration as the appointor may direct by notice in writing made to the company.

27. TERMINATION OF ALTERNATE DIRECTORSHIP

27.1 An alternate director's appointment as an alternate terminates:

27.1.1 when the alternate's appointor revokes the appointment by notice to the company in writing specifying when it is to terminate;

27.1.2 on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointor, would result in the termination of the appointor's appointment as a director;

27.1.3 on the death of the alternate's appointor; or

27.1.4 when the alternate's appointor's appointment as a director terminates, except that an alternate's appointment as an alternate does not terminate when the appointor retires by rotation at a general meeting and is then re-appointed as a director at the same general meeting.

PART 3

SHARES AND DISTRIBUTIONS

28. ALL SHARES TO BE FULLY PAID UP

28.1 No share is to be issued for less than the aggregate of its nominal value and any premium to be paid to the company in consideration for its issue.

28.2 This does not apply to shares taken on the formation of the company by the subscribers to the company's memorandum.

29. POWER TO ISSUE DIFFERENT CLASSES OF SHARE WITH DIFFERENT RIGHTS

29.1 Subject to the articles, but without prejudice to the rights attached to any existing shares, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

29.2 The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

29.3 In the event that rights and restrictions attaching to shares are determined by ordinary resolution or by the directors pursuant to this article, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

30. PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES

30.1 The company may pay any person a commission in consideration for that person:

30.1.1 subscribing, or agreeing to subscribe, for shares, or

30.1.2 procuring, or agreeing to procure, a subscription or subscriptions for shares

30.2 Any such commission may be paid:

30.2.1 in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other, and

30.2.2 in respect of a conditional or an absolute subscription.

31. EXCLUSION OF RIGHTS TO OFFERS ON A PRE-EMPTIVE BASIS

In accordance with section 567(1) of the Act, sections 561 and 562 of the Act shall not apply to an allotment of equity securities (as defined in section 560(1) of the Act) made by the company.

32. COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

33. SHARE CERTIFICATES

33.1 The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

33.2 Every certificate must specify:

33.2.1 in respect of how many shares, of what class, it is issued;

33.2.2 the nominal value of those shares;

33.2.3 that the shares are fully paid; and

33.2.4 any distinguishing numbers assigned to them.

33.3 No certificate may be issued in respect of shares of more than one class.

33.4 Certificates must:

33.4.1 have affixed to them the company's common seal, or

33.4.2 be otherwise executed in accordance with the Companies Acts.

34. **SHARE TRANSFERS**

34.1 No transfer of any share may be registered without the approval of a member or members holding a majority in nominal value of the issued shares for the time being conferring the right to vote at general meetings of the company, and the directors shall be bound to approve a transfer which has such approval.

34.2 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor.

34.3 No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

34.4 The company may retain any instrument of transfer which is registered.

34.5 The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

Dividends and other distributions

35. **PROCEDURE FOR DECLARING DIVIDENDS**

The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

36. **NON-CASH DISTRIBUTIONS**

36.1 Subject to the terms of issue of the share in question, the company may, by ordinary resolution or by a decision of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

36.2 For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

36.2.1 fixing the value of any assets;

36.2.2 paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

36.2.3 vesting any assets in trustees.

37. **DISTRIBUTION IN SPECIE ON WINDING UP**

If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

Capitalisation of profits

38. **AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS**

38.1 Subject to the articles, the directors may, if they are so authorised by an ordinary resolution:

38.1.1 decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

38.1.2 appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

38.2 Capitalised sums must be applied:

38.2.1 on behalf of the persons entitled; and

38.2.2 in the same proportions as a dividend would have been distributed to them.

38.3 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

38.4 A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

38.5 Subject to the articles the directors may:

38.5.1 apply capitalised sums in accordance with articles 38.3 and 38.4 partly in one way and partly in another;

38.5.2 make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article (including the issuing of fractional certificates or the making of cash payments); and

38.5.3 authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article.

PART 4

DECISION-MAKING BY SHAREHOLDERS

Organisation of general meetings

39. NOTICE OF GENERAL MEETINGS

Notice of general meetings need not be given to members who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company.

40. ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

40.1 A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

40.2 A person is able to exercise the right to vote at a general meeting when:

40.2.1 that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

40.2.2 that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

40.3 The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

41. QUORUM FOR GENERAL MEETINGS

41.1 No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

41.2 For all purposes of these articles, a quorum shall be present at a general meeting of the company or of the holders of any class of its shares as provided in the Act.

42. CHAIRING GENERAL MEETINGS

42.1 If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

42.2 If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start:

42.2.1 the directors present; or

42.2.2 (if no directors are present) the meeting,

must appoint a director or shareholder (including a proxy or a corporate representative) to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

42.3 The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

43. VOTING: GENERAL

43.1 A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded.

43.2 On a vote on a written resolution each shareholder has one vote in respect of each share held by him.

43.3 The voting entitlements of members are subject to any rights or restrictions attached to shares held by them, whether or not such rights or restrictions are set out in the articles.

44. AMENDMENTS TO RESOLUTIONS

44.1 An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

44.1.1 notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

44.1.2 the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

44.2 A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

44.2.1 the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

44.2.2 the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

44.3 If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

45. CLASS MEETINGS

All the provisions of these articles relating to general meetings of the company apply with any necessary changes to a separate meeting of shareholders of any class of shares in the company in connection with the variation of rights attached to a class of shares.

PART 5

ADMINISTRATIVE ARRANGEMENTS

46. MEANS OF COMMUNICATION TO BE USED

46.1 Subject to the articles, anything sent or supplied by or to the company under the articles may be sent or supplied in any way in which the Act provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

46.2 Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

46.3 A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

47. COMPANY SEALS

47.1 Any common seal may only be used by the authority of the directors.

47.2 The directors may decide by what means and in what form any common seal is to be used.

47.3 Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

47.4 For the purposes of this article, an authorised person is:

47.4.1 any director of the company;

47.4.2 the company secretary (if any); or

47.4.3 any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

47.5 The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

48. NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS

Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

49. PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Directors' Indemnity and Insurance

50. INDEMNITY AND EXPENSES

50.1 Subject to article 50.4, a relevant director of the company or an associated company may be indemnified out of the company's assets against:

50.1.1 any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company;

50.1.2 any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Act); and

50.1.3 any other liability incurred by that director as an officer of the company or an associated company.

50.2 The company may fund a relevant director's expenditure for the purposes permitted under the Act and may do anything to enable a relevant director to avoid incurring such expenditure as provided in the Act.

50.3 No relevant director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

50.4 This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

50.5 In this article:

50.5.1 companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate; and

50.5.2 a "**relevant director**" means any director or former director of the company or an associated company.

51. INSURANCE

51.1 The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss.

51.2 In this article:

51.2.1 a "relevant director" means any director or former director of the company or an associated company;

51.2.2 a "relevant loss" means any loss or liability which has been or may be incurred by a relevant director in connection with that director's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company; and

51.2.3 companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

CBOE UK LTD.

DIRECTORS

David Gray

OFFICERS	TITLE
None	

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE VEST, LLC", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2015, AT 1:02 O`CLOCK P.M.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
DELAWARE

5881828 8100
SR# 20151287111

Authentication: 10588723
Date: 12-10-15

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 12/10/2015
FILED 01:02 PM 12/10/2015
SR 20151287111 - File Number 5881828

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

This Certificate of Formation of CBOE VEST, LLC (the "Company"), dated as of December 10, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE VEST, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Jon C. Sims
Name: Jon C. Sims
Title: Authorized Person

OPERATING AGREEMENT
OF
CBOE VEST, LLC

This Operating Agreement (this "Agreement") of CBOE Vest, LLC (the "Company"), dated as of December 10, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on December 10, 2015, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of eighteen million, nine hundred thousand dollars ($18,900,000) plus certain transaction expenses to the capital of the Company (the "Initial Capital Contribution"), in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE Vest, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on December 10, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing the Initial Capital Contribution to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or any such person serving, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in any jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: 
Name: Edward T. Tilly
Title: Chief Executive Officer

CBOE VEST, LLC

DIRECTORS

Edward Tilly

Edward Provost

John Deters

OFFICERS	TITLE
Edward Provost	President
John Deters	Vice President
Alan Dean	Treasurer
Joanne Moffic-Silver	Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "LOAN MARKETS, LLC", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2015, AT 4:17 O'CLOCK P.M.

5744940 8100


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2367757

150650371

DATE: 05-12-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:15 PM 05/11/2015
FILED 04:17 PM 05/11/2015
SRV 150650371 - 5744940 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

This Certificate of Formation of Loan Markets, LLC (the "Company"), dated as of May 11, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Loan Markets, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Carlen C. Sellers
Name: Carlen C. Sellers
Title: Authorized Person

OPERATING AGREEMENT
OF
LOAN MARKETS, LLC

This Operating Agreement (this "Agreement") of Loan Markets, LLC (the "Company"), dated as of July 13, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on May 11, 2015, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of two million dollars ($2,000,000) to the capital of the Company, in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is Loan Markets, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 11, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing two million dollars ($2,000,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or any such person serving, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in the State of Illinois and in any other jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.



By: ______________________
Name: Edward T. Tilly
Title: Chief Executive Officer

LOAN MARKETS, LLC

DIRECTORS

John Deters

Edward Provost

Edward Tilly

OFFICERS	TITLE
Edward Provost	President
John Deters	Vice President
Alan Dean	Treasurer
Joanne Moffic-Silver	Secretary

Service Request# 20150199805



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9045755
VEST FINANCIAL GROUP INC.
8300 GREENSBORO DRIVE
8TH FLOOR
MCLEAN, VA 22102

09-22-2015

ATTN: JEFFREY CHANG

DESCRIPTION	AMOUNT
5166699 - VEST FINANCIAL GROUP INC.	
0245E Restated Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$45.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, Same Day	$200.00
TOTAL CHARGES	$412.00
TOTAL PAYMENTS	$212.00
CHARGED TO ACCOUNT	$200.00
BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 09/21/2015
FILED 10:00 AM 09/21/2015
SR 20150199805 - File Number 5166699

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VEST FINANCIAL GROUP INC.
a Delaware corporation

Vest Financial Group Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is Vest Financial Group Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 2, 2015.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is Vest Financial Group Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 300 Delaware Ave, Ste 210A, Wilmington, New Castle County, DE 19801. The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of Common Stock of the Corporation issued and outstanding on such date shall, automatically and without any action on the part of the respective holders thereof, be reclassified, changed and converted into and become 12 shares of Common Stock (as defined below) (the "**Stock Split**"). All share amounts, amounts per share and per share numbers set forth in this Amended and Restated Certificate of Incorporation have been appropriately adjusted to reflect the Stock Split. Any stock certificate that immediately prior to the Effective Time represented shares of Common Stock shall from and after the Effective Time be deemed to represent shares of Common Stock, as adjusted for the Stock Split, without the need for surrender or exchange thereof.

The aggregate number of shares which the Corporation shall have authority to issue is 50,000,000 shares of capital stock all of which shall be designated "Common Stock" with a par value of $0.0001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine., in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of the Corporation, on September 18, 2015.



By: /s/ ____________________
Jeffrey Chang
Secretary

BYLAWS

OF

VEST FINANCIAL GROUP INC.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

BYLAWS

OF

VEST FINANCIAL GROUP INC.

ARTICLE I

MEETINGS OF STOCKHOLDERS

1.1 Place Of Meetings

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

1.2 Annual Meeting

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

1.3 Special Meeting

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairman of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairman of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 1.4 and 1.5 of this Article I, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

1.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 1.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

1.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

1.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

1.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

1.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

1.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

1.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

1.12 **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

1.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE II

DIRECTORS

2.1 **Powers**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

2.2 **Number Of Directors**

The Board of Directors shall consist of one or more members. This number may be set or changed by a resolution of the Incorporator, of the Board of Directors or of the stockholders, subject to Section 2.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

2.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 2.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

2.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

2.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 Regular Meetings

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

2.7 Special Meetings; Notice

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

2.8 Quorum

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

2.9 Waiver Of Notice

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

2.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

2.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

2.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

2.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or dirctors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

2.14 **Chairman Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE III

COMMITTEES

3.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

3.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 2.5 (place of meetings and meetings by telephone), Section 2.6 (regular meetings), Section 2.7 (special meetings and notice), Section 2.8 (quorum),

Section 2.9 (waiver of notice), and Section 2.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE IV

OFFICERS

4.1 Officers

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws. Any number of offices may be held by the same person.

4.2 Appointment Of Officers

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 4.3 or 4.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

4.3 Subordinate Officers

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

4.4 Removal And Resignation Of Officers

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

4.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

4.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

4.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

4.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the board.

4.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

4.10 **Chief Financial Officer**

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

4.11 **Treasurer**

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

4.12 **Representation Of Shares Of Other Corporations**

The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

4.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

5.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 5.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

5.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 5.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

5.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 5.1 or for which indemnification is permitted pursuant to Section 5.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article V.

5.4 **Indemnity Not Exclusive**

The indemnification provided by this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

5.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

5.6 **Conflicts**

No indemnification or advance shall be made under this Article V, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VI

RECORDS AND REPORTS

6.1 Maintenance And Inspection Of Records

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

6.2 Inspection By Directors

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VII

GENERAL MATTERS

7.1 Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

7.2 Execution Of Corporate Contracts And Instruments

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.3 Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.5 **Lost Certificates**

Except as provided in this Section 7.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

7.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

7.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

7.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

7.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

7.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

7.12 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VIII

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS
OF
VEST FINANCIAL GROUP INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Vest Financial Group Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on January 2, 2015.

INCORPORATOR:



Jeffery Chang

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Vest Financial Group Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on January 2, 2015, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on January 2, 2015

SECRETARY:



Jeffery Chang

Secretary

VEST FINANCIAL GROUP, INC

DIRECTORS

John Deters

Karan Sood

William Speth

OFFICERS	TITLE
Karan Sood	Chief Executive Officer
Jeffrey Chang	Chief Financial Officer

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to such other Commission rule, may be included in lieu of the financial statements required here.

Table of Documents Attached Hereto

1. CBOE Holdings, Inc./ CBOE, LLC/ CBOE III, LLC/ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ CBOE Livevol, LLC / Loan Markets, LLC/ Chicago Options Exchange Building Corporation/ unconsolidated financial statements for fiscal year ended December 31, 2015.

2. CBOE Stock Exchange, LLC financial statements for the year ended December 31, 2015.

3. Signal Trading Systems, LLC financial statements for the year ended December 31, 2015.

4. Options Price Reporting Authority, LLC financial statements for the year ended December 31, 2015.

Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

DerivaTech Corporation no longer holds an investment in IPXI Holdings, LLC, which ceased operations on March 23, 2015. Chicago Board Options Exchange, Incorporated acquired DerivaTech Corporation in order to acquire The Options Toolbox educational software. The software is distributed through Chicago Board Options Exchange, Incorporated. DerivaTech Corporation's only assets are software. It had no revenue or expenses.

CBOE UK Ltd. was formed on March 10, 2016. A financial statement is not available.

CBOE Vest, LLC was formed on December 10, 2015. A financial statement is not available.

UNCONSOLIDATED UNAUDITED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2015

($$ IN THOUSANDS)	UNAUDITED							
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LOAN MARKETS, LLC	COEBC
Assets								
Cash and cash equivalents	$ 223			$ 11,031	$ 1,696	$ 512		$ 119
Accounts receivable—net of allowances				10,390	709	1,043		19
Income taxes receivable	27,749							
Other prepaid expenses	702			93	25	160		452
Other current assets	52							
Total Current Assets	28,726	-	-	21,514	2,432	1,715	-	590
Investments in Affiliates	77,501						5,912	
Land								4,914
Goodwill						7,655		
Property and Equipment:								
Construction in progress								868
Building								70,531
Furniture and equipment				5,821		123		
Total	-	-	-	5,821	-	123	-	71,399
Less accumulated depreciation and amortization				(2,189)		(103)		(51,859)
Total Property and Equipment - Net	-	-	-	3,632	-	20	-	19,540
Other Assets:								
Software development work in progress								
Intercompany receivable	31,367			190,022	37,134			40,092
Data processing software and other assets				556		2,379		
Deferred tax asset	141							
Notes Receivable - Long-Term			3,100					
Total Other Assets - Net	31,508	-	3,100	190,578	37,134	2,379	-	40,092
Total Assets	$ 137,735	$ -	$ 3,100	$ 215,724	$ 39,566	$ 11,769	$ 5,912	$ 65,136
Liabilities and Members' Equity								
Current Liabilities:								
Accounts payable and accrued expenses	$ 2,631	$ -	$ -	$ 171	$ 1,517	$ 291	$ -	$ 2,099
Marketing fee payable								
Deferred revenue and other liabilities				67	422	3		
Contingent consideration	2,000							
Income tax payable	1,774							
Total Current Liabilities	6,405	-	-	238	1,939	294	-	2,099
Long-term Liabilities:								
Income tax liability	5,464							
Contingent consideration	1,379							
Intercompany payable	204,337	1,923	3,100	13,715	1,896	892	5,912	2,888
Deferred income taxes	4,282							
Total Long-term Liabilities	215,462	1,923	3,100	13,715	1,896	892	5,912	2,888
Total Liabilities	221,867	1,923	3,100	13,953	3,835	1,186	5,912	4,987
Stockholders' Equity:								
Unrestricted common stock, $0.01 par value	927							
Additional paid-in-capital	123,577					10,336		1
Retained earnings/(deficit)	256,996	(1,923)	-	201,771	35,731	247		60,148
Treasury stock at cost	(467,632)							
Total Stockholders' Equity	(84,132)	(1,923)	-	201,771	35,731	10,583	-	60,149
Total Liabilities & Stockholders' Equity	$ 137,735	$ -	$ 3,100	$ 215,724	$ 39,566	$ 11,769	$ 5,912	$ 65,136

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2015 ($$ in thousands)	UNAUDITED							
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LOAN MARKETS, LLC	COEBC
Operating Revenues:								
Transaction fees				$ 87,513				
Access fees				714				
Exchange services and other fees				10		2,092		
Market data fees					16,055			
Other revenue				2,370				16,805
Total Operating Revenues	-	-	-	90,607	16,055	2,092	-	16,805
Operating Expenses:								
Compensation and benefits	900			1,086	677	923		2,206
Depreciation and amortization				3,392		284		1,869
Technology support services				1,428		430		
Professional fees and outside services	3,292			6,619	213	88		3,189
Royalty fees				3,616	3,907			
Travel and promotional expenses	100			509	62	51		24
Facilities costs				120	150	98		3,324
Other expense	1,831			238	29	7		611
Total Operating Expenses	6,123	-	-	17,008	5,038	1,882	-	11,223
Operating Income/(Loss)	(6,123)	-	-	73,600	11,017	210	-	5,582
Other Income/(Expense)								
Investment Income	-							
Net loss from investment in affiliates	(246)							
Interest and other borrowing costs	(43)							
Total Other Income/(Expense)	(289)	-	-	-	-	-	-	-
Income tax provision	31,250							
Total Tax Provision	31,250	-	-	-	-	-	-	-
Net Income/(Loss)	(37,662)	-	-	73,600	11,017	210	-	5,582

UNCONSOLIDATED UNAUDITED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2015

($$ IN THOUSANDS)	UNAUDITED							
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LDAN MARKETS, LLC	COEBC
Assets								
Cash and cash equivalents	$ 223			$ 11,031	$ 1,698	$ 512		$ 119
Accounts receivable—net of allowances				10,390	709	1,043		19
Income taxes receivable	27,749							
Other prepaid expenses	702			93	25	160		452
Other current assets	52							
Total Current Assets	28,726	-	-	21,514	2,432	1,715	-	590
Investments in Affiliates	77,501						5,912	
Land								4,914
Goodwill						7,655		
Property and Equipment:								
Construction in progress								868
Building								70,531
Furniture and equipment				5,821		123		
Total	-	-	-	5,821	-	123	-	71,399
Less accumulated depreciation and amortization				(2,189)		(103)		(51,859)
Total Property and Equipment - Net	-	-	-	3,632	-	20	-	19,540
Other Assets:								
Software development work in progress								
Intercompany receivable	31,367			190,022	37,134			40,092
Data processing software and other assets				556		2,379		
Deferred tax asset	141							
Notes Receivable - Long-Term			3,100					
Total Other Assets - Net	31,508	-	3,100	190,578	37,134	2,379	-	40,092
Total Assets	**$ 137,735**	**$ -**	**$ 3,100**	**$ 215,724**	**$ 39,566**	**$ 11,769**	**$ 5,912**	**$ 65,136**
Liabilities and Members' Equity								
Current Liabilities:								
Accounts payable and accrued expenses	$ 2,631	$ -	$ -	$ 171	$ 1,517	$ 291	$ -	$ 2,099
Marketing fee payable								
Deferred revenue and other liabilities				67	422	3		
Contingent consideration	2,000							
Income tax payable	1,774							
Total Current Liabilities	6,405	-	-	238	1,939	294	-	2,099
Long-term Liabilities:								
Income tax liability	5,464							
Contingent consideration	1,379							
Intercompany payable	204,337	1,923	3,100	13,715	1,896	892	5,912	2,888
Deferred income taxes	4,282							
Total Long-term Liabilities	215,462	1,923	3,100	13,715	1,896	892	5,912	2,888
Total Liabilities	**221,867**	**1,923**	**3,100**	**13,953**	**3,835**	**1,186**	**5,912**	**4,987**
Stockholders' Equity:								
Unrestricted common stock, $0.01 par value	927							
Additional paid-in-capital	123,577					10,336		1
Retained earnings/(deficit)	258,996	(1,923)	-	201,771	35,731	247		60,148
Treasury stock at cost	(467,632)							
Total Stockholders' Equity	(84,132)	(1,923)	-	**201,771**	**35,731**	**10,583**	-	**60,149**
Total Liabilities & Stockholders' Equity	**$ 137,735**	**$ -**	**$ 3,100**	**$ 215,724**	**$ 39,566**	**$ 11,769**	**$ 5,912**	**$ 65,136**

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2015 ($$ in thousands)	UNAUDITED							
	CBDE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	CBOE LIVEVOL	LOAN MARKETS, LLC	COEBC
Operating Revenues:								
Transaction fees				$ 87,513				
Access fees				714				
Exchange services and other fees				10		2,092		
Market data fees					16,055			
Other revenue				2,370				16,805
Total Operating Revenues	-	-	-	90,607	16,055	2,092	-	16,805
Operating Expenses:								
Compensation and benefits	900			1,086	677	923		2,206
Depreciation and amortization				3,392		284		1,869
Technology support services				1,428		430		
Professional fees and outside services	3,292			6,619	213	88		3,189
Royalty fees				3,616	3,907			
Travel and promotional expenses	100			509	62	51		24
Facilities costs				120	150	98		3,324
Other expense	1,831			238	29	7		611
Total Operating Expenses	6,123	-	-	17,008	5,038	1,882	-	11,223
Operating Income/(Loss)	(6,123)	-	-	73,600	11,017	210	-	5,582
Other Income/(Expense)								
Investment Income	-							
Net loss from investment in affiliates	(246)							
Interest and other borrowing costs	(43)							
Total Other Income/(Expense)	(289)	-	-	-	-	-	-	-
Income tax provision	31,250							
Total Tax Provision	31,250	-	-	-	-	-	-	-
Net Income/(Loss)	(37,662)	-	-	73,600	11,017	210	-	5,582

CBSX BALANCE SHEETS

	(unaudited) Balance at 12/31/2015	(unaudited) Balance at 12/31/2014	Change
ASSETS			
Current Assets:			
Cash & Cash Equivalents	1,069,397	1,762,992	(693,595)
Interest Income Receivable	158	96	62
Accounts Receivable	0	16,114	(16,114)
Due from NSX	0	6,576	(6,576)
Prepaid Expenses	790	20,000	(19,210)
Total	1,070,345	1,805,778	(735,432)
Long-Term Receivable - NSX Sale Proceeds	3,000,000	0	3,000,000
Property & Equipment:			
Furniture & Equipment	0	0	0
Accumulated Depreciation & Amortization	0	0	0
Net Property & Equipment	0	0	0
Other Assets:			
Data Processing Software & Other	0	0	0
Accumulated Amortization	0	0	0
Investment in National Stock Exchange	0	2,273,841	(2,273,841)
Investment in DTCC	0	2,415	(2,415)
Net Other Assets	0	2,276,256	(2,276,256)
TOTAL ASSETS	**$4,070,345**	**$4,082,034**	**($11,688)**
LIABILITIES			
Current Liabilities:			
Accounts Payable & Accrued Expenses	71,243	52,198	19,046
Accrued Salaries/Wages/Payroll Taxes/Benefits	0	524,919	(524,919)
Payables/reimbursements to CBOE/Holdings	14,844	40,170	(25,326)
SEC Fees Payable	0	0	0
Unearned Income	0	0	0
Rebates Payable - Transaction Fees	0	0	0
Total Current Liabilities	86,087	617,287	(531,200)
SHAREHOLDERS' EQUITY:			
Shareholders' Equity	49,288,199	50,294,495	(1,006,296)
Common Stock, Class C $0.01 par value: 52,673,684 shares authorized,	10,285	10,285	0

1,028,540 and 671,497 shares issued and outstanding , respectively at September 30, 2012 and 0 and 0 issued and outstanding , respectively at December 31, 2012			
Treasury Stock, at cost: 357,043 shares at September 30, 2012 and 0 shares at December 31, 2012	(96,402)	(96,402)	0
Retained Earnings (Deficit)	(45,217,825)	(46,743,632)	1,525,807
Total	3,984,258	3,464,747	519,511
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$4,070,345**	**$4,082,034**	**($11,688)**
WORKING CAPITAL	**$984,258**	**$1,188,491**	**($204,233)**

CBOE Stock Exchange, LLC
REVENUE AND EXPENSE SUMMARY
For the Twelve Months Ending December 31, 2015

NOTE		(UNAUDITED) December Actual	Last Month	Change From Last Month	December Prior Year	Change From Prior Year	(UNAUDITED) YTD Current Year	YTD Prior Year	Change From PYTD
	REVENUE:								
	TRANSACTION FEES								
	Transaction Fees - Taker - < $1	$0	$0	$0	$0	$0	$0	$2,664	($2,664)
	Transaction Fees - Maker - < $1	$0	$0	$0	$0	$0	$0	$35	($35)
	Transaction Fees - Crosses	$0	$0	$0	$0	$0	$0	$137,980	($137,980)
	Transaction Fees - Tied Crosses - Manual	$0	$0	$0	$0	$0	$0	$1,328	($1,328)
	Transaction Fees - Orders Routed Away	$0	$0	$0	$0	$0	$0	$88,300	($88,300)
	Transaction Fees - Cross and Sweep	$0	$0	$0	$0	$0	$0	$38,298	($38,298)
	Transaction Fees - Maker > $1	$0	$0	$0	$0	$0	$0	$1,697,941	($1,697,941)
	Transaction Fees - Taker > $1	$0	$0	$0	$0	$0	$0	($1,384,802)	$1,384,802
	Transaction Fees - Silent Maker	$0	$0	$0	$0	$0	$0	$0	($0)
	Transaction Fees - Silent Taker	$0	$0	$0	$0	$0	$0	($0)	$0
	Total Transaction Fees	$0	$0	$0	$0	$0	$0	$581,744	($581,744)
	MARKET DATA REVENUE								
1	Market Data Revenue	$7,618	$10,480	($2,862)	($10,274)	$17,893	$79,797	$730,813	($651,015)
	Net Market Data Revenue	$7,618	$10,480	($2,862)	($10,274)	$17,893	$79,797	$730,813	($651,015)
	APPLICATION FEES								
	Applications - Principal	$0	$0	$0	$0	$0	$0	$3,000	($3,000)
	Proprietary Registrations	$0	$0	$0	$0	$0	$0	$50,000	($50,000)
	Total Application Fees	$0	$0	$0	$0	$0	$0	$53,000	($53,000)
	OTHER REVENUE:								
	CBSX CSM Feed Revenue	$0	$0	$0	$0	$0	$0	$38,583	($38,583)
	Inactivity Fees	$0	$0	$0	$0	$0	$0	$150,000	($150,000)
	DEA Fees	$0	$0	$0	$0	$0	$0	$355,000	($355,000)
	Other Revenue	$0	$0	$0	$0	$0	$0	$400	($400)
	Total Other Revenue	$0	$0	$0	$0	$0	$0	$543,983	($543,983)
	TOTAL REVENUE	**$7,618**	**$10,480**	**($2,862)**	**($10,274)**	**$17,893**	**$79,797**	**$1,909,540**	**($1,829,743)**

CBOE Stock Exchange, LLC
REVENUE AND EXPENSE SUMMARY
For the Twelve Months Ending December 31, 2015

NOTE		(UNAUDITED) December Actual	Last Month	Change From Last Month	December Prior Year	Change From Prior Year	(UNAUDITED) YTD Current Year	YTD Prior Year	Change From PYTD
	EXPENSES:								
	EMPLOYEE COSTS:								
2	Salaries - Staff	$0	$0	$0	$28,329	($28,329)	$0	$443,953	($443,953)
	Salaries - Systems Development	$0	$0	$0	$0	$0	$0	$76,418	($76,418)
	Severance	$0	$0	$0	$488,455	($488,455)	($3,500)	$726,079	($729,579)
2	Payroll Taxes - Staff	$0	$0	$0	$441	($441)	$0	$25,710	($25,710)
	Payroll Taxes - Systems Development	$0	$0	$0	$0	$0	$0	$5,787	($5,787)
2	Self and Group Insurance - Staff	$0	$0	$0	$1,558	($1,558)	$0	$26,894	($26,894)
	Self and Group Insurance - Systems Development	$0	$0	$0	$0	$0	$0	$3,085	($3,085)
2	401K Expense - Staff	$0	$0	$0	$2,266	($2,266)	$0	$35,514	($35,514)
	401K Expense - Systems Development	$0	$0	$0	$0	$0	$0	$3,085	($3,085)
	Stock-Based Compensation	$0	$0	$0	$0	$0	($6,296)	$149	($6,445)
	Bonus	$0	$0	$0	$0	$0	$0	($2,497)	$2,497
	Vacation Provision	$0	$0	$0	$21,412	($21,412)	$0	$21,412	($21,412)
	Total Employee Costs	$0	$0	$0	$542,462	($542,462)	($9,796)	$1,365,589	($1,375,385)
	OUTSIDE SERVICES								
	Consulting	$0	$0	$0	$0	$0	$0	$300	($300)
	Consulting - Systems	$0	$0	$0	$0	$0	$0	$93,500	($93,500)
	Legal Fees	$0	$0	$0	$1,093	($1,093)	$11,253	$168,792	($157,539)
3	Accounting & Audit Fees	$2,125	$2,125	$0	$1,000	$1,125	$27,000	$47,600	($20,600)
	Investigation Reports	$0	$0	$0	$0	$0	$0	$650	($650)
4	Contract Services	$32,677	$21,302	$11,375	$107,278	($74,601)	$244,913	$1,618,727	($1,373,814)
	Total Outside Services	$34,802	$23,427	$11,375	$109,371	($74,569)	$283,165	$1,929,568	($1,646,403)
	PHONE/DATA/SYSTEMS COSTS								
	Telecommunications Charges	$0	$0	$0	$45	($45)	$373	$2,529	($2,156)
5	Circuits	$400	$400	$0	$400	$0	$4,800	$23,615	($18,815)
	Hardware Maintenance	$0	$0	$0	$0	$0	$0	$34,262	($34,262)
	Software	$0	$0	$0	$0	$0	$0	$73,567	($73,567)
	Total Phone/Data/Systems Costs	$400	$400	$0	$445	($45)	$5,173	$133,972	($128,799)
	TRADING OPERATIONS CHARGES								
	Routing Expenses	$0	$0	$0	$0	$0	$0	$108,411	($108,411)
	DTCC/NSCC Fees	$0	$0	$0	$0	$0	$0	$4,370	($4,370)
	Systems Errors	$0	$0	$0	$0	$0	$0	$28	($28)
	Total Trading Operations Charges	$0	$0	$0	$0	$0	$0	$112,809	($112,809)

CBOE Stock Exchange, LLC
REVENUE AND EXPENSE SUMMARY
For the Twelve Months Ending December 31, 2015

NOTE		(UNAUDITED) December Actual	Last Month	Change From Last Month	December Prior Year	Change From Prior Year	(UNAUDITED) YTD Current Year	YTD Prior Year	Change From PYTD
	PRINTING/POSTAGE/SUPPLIES								
	Postage &Shipping	$0	$0	$0	$0	$0	$85	$0	$85
	Books & Subscriptions	$0	$0	$0	$0	$0	$0	$90	($90)
	Total Printing/Postage/Supplies	$0	$0	$0	$0	$0	$85	$90	($5)
	PROMOTIONAL/SPECIAL EVENTS								
	Advertising	$0	$0	$0	$0	$0	$0	$2,750	($2,750)
	Total Promotional/Special Events	$0	$0	$0	$0	$0	$0	$2,750	($2,750)
	TRAVEL/ENTERTAINMENT/DUES/REGISTRATIONS								
	Travel & Meetings	$0	$0	$0	$500	($500)	($109)	$8,663	($8,771)
	Dues & Registrations	$0	$0	$0	$0	$0	$9	$0	$9
	Total Travel/Entertainment/Dues/Registrations	$0	$0	$0	$500	($500)	($100)	$8,663	($8,762)
	OTHER EXPENSES								
6	Other Expense	$215	$215	$0	($9,204)	$9,419	$2,696	$36,778	($34,082)
	Total Other Expenses	$215	$215	$0	($9,204)	$9,419	$2,696	$36,778	($34,082)
	DEPRECIATION/AMORTIZATION	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$555,515**	**($555,515)**
	TOTAL EXPENSES	**$35,417**	**$24,042**	**$11,375**	**$643,573.43**	**($608,157)**	**$281,224**	**$4,145,735**	**($3,864,511)**
	INCOME/(LOSS) BEFORE OTHER INC. & EXPENSE	**($27,798)**	**($13,562)**	**($14,236)**	**($653,848)**	**$626,049**	**($201,426)**	**($2,236,194)**	**$2,034,768**
	OTHER INCOME(EXPENSE):								
	Interest Income	$158	$104	$54	$96	$62	$1,074	$3,742	($2,667)
	Gain/(Loss) on Sale of NSX	$0	$0	$0	$0	$0	$2,092,114	$0	$2,092,114
	NET INCOME/(LOSS)	**($27,640)**	**($13,458)**	**($14,182)**	**($653,752)**	**$626,111**	**$1,891,762**	**($2,232,453)**	$4,124,215

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2015

	December 31 2015
ASSETS	
CURRENT ASSETS:	
Accounts receivable--Due from CBOE	$ 1,483,023
Total current assets	1,483,023
PROPERTY AND EQUIPMENT:	
Equipment	229,770
Less accumulated depreciation	(229,770)
Total property and equipment	
OTHER ASSETS:	
Data processing software (less accumulated amortization)	(5,586)
Organizational costs	(0)
Intangible asset	23,000,000
Total other assets	22,994,414
TOTAL	$ 24,477,437
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable--Due FlexTrade	$ 213,271
Total current liabilities	213,271
MEMBERS' EQUITY:	
FlexTrade Systems Inc.	19,571,228
Chicago Board Options Exchange, Incorporated	19,571,228
Retained deficit	(14,878,289)
Total members' equity	24,264,166
TOTAL	$ 24,477,437

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2015

	2015
REVENUES:	
Transaction fees-2015	$5,960,954
Transaction fees-2014	$0
Workstation rental	592,650
Pulse-To Pulse	0
Total revenues	6,553,604
EXPENSES:	
Employee costs	2,575,148
Data processing	2,296,356
Outside services	
Depreciation and amortization	33,515
Travel and promotional expenses	31,651
Other	21,780
Total expenses	4,958,449
NET EARNINGS	$1,595,155

See notes to financial statements.

ALLOCATION OF OPRA PROCEEDS
FOURTH QUARTER 2015

REVENUE	$16,528,021
EXPENSES	
SIAC	$1,754,325
FIXED FEE	$667,406
:XTRA-ORDINARY EXPENSE:	$4,077
SIAC DEVELOPMENT	$0
RFP CONSULTING	$0
BAD DEBT	$5,740
ISCA ALLOCATION	($1,181,548)
TOTAL	$1,250,000
NET REVENUE	$15,278,021

BREAKDOWN BY EXCHANGE

EXCHANGE	OPTIONS TRADES	% OF TRADES	ALLOCATION OF NET REVENUE Prior to ISCA allocation
AMEX	3,254,822	5.04%	$769,975
BATS	7,529,626	11.66%	$1,781,241
EDGX	166,549	0.26%	$39,400
BOX	3,677,158	5.69%	$869,884
C2	1,294,767	2.00%	$306,296
CBOE	12,325,543	19.08%	$2,915,783
ISE	7,135,971	11.05%	$1,688,116
ISE Gemini	2,630,244	4.07%	$622,222
MIAX	6,326,237	9.80%	$1,496,562
NASDAQ	5,624,140	8.71%	$1,330,471
NASDAQ OMXBX	1,064,576	1.65%	$251,841
NYSE	5,883,441	9.11%	$1,391,812
PHLX	7,669,883	11.88%	$1,814,420

OPTIONS PRICE REPORTING AUTHORITY

BALANCE SHEET
DECEMBER 31,2015 AND DECEMBER 31,2014

ASSETS	**12/31/15**	**12/31/14**
CASH	$1,793,188	$3,090,164
INVESTMENTS	13,000,000	11,000,000
ACCOUNTS RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS 12/31/15 $246,408 12/31/14 $345,850	2,232,941	2,255,285
PREPAID ASSET	0	0
TOTAL ASSETS	$17,026,129	$16,345,449

LIABILITIES AND PARTICIPANTS' EQUITY		
ACCRUED EXPENSES	1,507,859	2,155,051
ACCOUNTS PAYABLE	587	0
NEW YORK TAXES PAYABLE	(9,498)	(8,220)
NEW PARTICIPANTS DEPOSIT	0	0
DUE TO PARTICIPANTS	444,079	426,782
ISCA ALLOCATION	(1,181,548)	(1,284,335)
DISTRIBUTIONS PAYABLE	16,264,649	15,056,171
TOTAL LIABILITIES	$17,026,129	$16,345,449

OPTIONS PRICE REPORTING AUTHORITY
INCOME SUMMARY
FOR THE QUARTER ENDING DECEMBER 31,2015 AND YTD

	ACTUAL	CURRENT BUDGET	VARIANCE	YTD ACTUAL	YTD BUDGET	YTD VARIANCE	ANNUAL BUDGET
REVENUE							
COMMUNICATION REVENUE	$11,820,200	$12,790,000	($969,800)	$47,890,823	$51,160,000	($3,269,177)	$51,160,000
DIRECT ACCESS	$742,810	$725,550	$17,260	$2,982,240	$2,902,200	80,040	2,902,200
INDIRECT ACCESS	$333,600	$333,000	$600	$1,375,300	$1,332,000	43,300	1,332,000
NON-PROFESSIONAL REVENUE	$3,345,744	$3,662,500	($316,756)	$13,485,089	$14,650,000	(1,164,911)	14,650,000
NON-DISPLAY REVENUE	$283,000	$245,000	$38,000	$1,122,500	$980,000	142,500	980,000
PARTICIPATIDN FEE	$986,628	$0	$986,628	$986,628	$0	986,628	0
INTEREST INCOME	$2,667	$625	$2,042	$6,940	$2,500	4,440	2,500
TOTAL REVENUE	$17,514,649	$17,756,675	($242,026)	$67,849,521	$71,026,700	($3,177,179)	$71,026,700
EXPENSES							
FIXED FEE	$667,406	$667,406	$0	$2,669,624	$2,669,624	$0	$2,669,625
SIAC PROCESSING	$1,754,325	$1,754,325	0	$7,017,300	$7,017,300	0	$7,017,300
SIAC DEVELOPMENT	$0	$0	0	$4,500	$0	(4,500)	$0
BAD DEBT	$5,740	$0	(5,740)	$87,740	$0	(87,740)	$0
CONSULTING FEE	$0	$0	0	$0	$0	0	$0
LEGAL FEES	$4,077	$12,500	8,423	$8,731	$50,000	41,269	$50,000
TOTAL EXPENSE	$2,431,548	$2,434,231	$2,683	$9,787,895	$9,736,924	($50,971)	$9,736,925
NET REVENUE	**$15,083,101**	**$15,322,444**	**($239,343)**	**$58,061,626**	**$61,289,776**	**($3,228,150)**	**$61,289,775**
ISCA Allocation	($1,181,548)						

Form 1, 2016 Amendment
Chicago Board Options Exchange, Incorporated
June 30, 2016

EXHIBIT F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Enclosed are copies of new and amended Trading Permit Holder forms of Chicago Board Options Exchange, Incorporated ("CBOE"). Copies of these forms are available on the CBOE Website at: https://www.cboe.org/members/generalinfo/memberforms.aspx.

CBOE – New Form

Extended Trading Hours (ETH) Executing Agent Subsidy Registration Form – June 2016

CBOE – Amended Forms

Sponsored User Program Materials – May 2015
Trading Permit Holder Electronic Stock-Option Execution Registration Form – June 2015


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

EXTENDED TRADING HOURS (ETH)
EXECUTING AGENT SUBSIDY REGISTRATION

____

Name of Trading Permit Holder (TPH) Organization

To participate in the ETH Executing Agent Subsidy Program, a Trading Permit Holder (TPH) must be a designated ETH executing agent (see below for information regarding the designation process). The TPH must include on or with this form information demonstrating it maintains an ETH executing agent operation.

TPH confirms it is:

☐ Physically staffed throughout each entire ETH trading session (generally means the TPH has persons available during all hours of the ETH trading session to take orders from customers).

☐ Willing to accept and execute orders on behalf of customers, including customers for which the TPH does not hold accounts.

______________________________	______________________________
Name of Authorized Signatory TPH Organization	Title of Authorized Signatory
______________________________	______________________________
Signature of Authorized Signatory TPH Organization	Date

Please fill out the above information and email the completed form as an attachment to registration@cboe.com.

To become a designated ETH executing agent, the TPH must submit this form to the Exchange by **3:00 pm on the second to last business day** of a calendar month to be designated an ETH executing agent under the program, and thus eligible for the monthly subsidy (subject to satisfaction of the monthly ETH volume requirement as set forth in the Fees Schedule), beginning the following calendar month.

Subject to the Exchange's confirmation of the information provided on and with this form, this designation will become effective the first business day of the following calendar month and remain in effect until the Exchange receives an email from the TPH terminating its designation or the Exchange determines the TPH's ETH executing agent operation no longer satisfies the two conditions listed above.

Questions regarding this program may be directed to Allison Kile at (312-786-7210) or kilea@cboe.com.

Representative is authorized to act on behalf of the TPH: Specialist Initials: __________ Date: ____________

RSD Management Review: Initials: ________ Date: ____________


CBOE

CHICAGO BOARD OPTIONS EXCHANGE

Sponsored User Program Materials

May 2015

Application Process

Filing Requirements

Prior to submitting a Sponsored User Agreement, the Sponsoring Trading Permit Holder must be a Trading Permit Holder in good standing of the Chicago Board Options Exchange, Incorporated. (the "Exchange").

Checklist

The Sponsoring Trading Permit Holder and the Sponsored User must complete and submit all applicable materials noted in the checklist below, along with any applicable fees to:

Chicago Board Options Exchange
Attn: Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
E-mail: registration@cboe.com
Fax: (312) 786-8140

Note: All materials sent to the Exchange will be reviewed by its Registration Services and the Regulatory Services Division for completeness and adequacy. If you have questions on completing the materials, you may direct them to the Registration Services Department (RSD) (registration@cboe.com or 312-786-7449) concerning the Sponsored User Agreement and Letter of Authorization or to the Regulatory Services Division (312-786-7069) concerning the Sponsoring Trading Permit Holder's Written Supervisory Procedures and Sponsored User's List of Authorized Traders.

Process

- Following submission of the materials noted in the checklist below and relevant fees, the materials will be reviewed for completeness and adequacy.
- Once it has been determined that the materials noted in the checklist below are complete and adequate, RSD will inform the Sponsoring Trading Permit Holder and the Sponsored User of the CBOE's acceptance of the Sponsored User registration status.
- The Sponsoring Trading Permit Holder and the Sponsored User are required to consult with the Exchange's Application Program Interface ("API") Group (api@cboe.com or 312-786-7300) to coordinate connectivity between the Sponsored User and the Exchange.
- Once connectivity is established, a representative of the Exchange API Group will inform the Sponsoring Trading Permit Holder of the Sponsored User's ability to have electronic access to the Exchange System(s).

Documentation Checklist

- ☐ Signed Sponsored User Agreement for (as applicable):
  - ☐ CBOE (Attachment A-1; an interactive form is available at https://www.cboe.org/members/generalinfo/MemberFormArchive/SponsoredUser200806.pdf)
  - ☐ CFLEX (Attachment A-1 and Attachment A-2; an interactive form is available at http://www.cboe.com/institutional/SPONSOR.pdf)
- ☐ Sponsoring Trading Permit Holder's Written Supervisory Procedures Related to the Sponsored User Program
- ☐ Sponsoring Trading Permit Holder's Written Supervisory Procedures related to SEC Rule 15c3-5 (the "Market Access Rule") that will be used in relation to the Sponsored User Program
- ☐ Sponsored User's List of Authorized Traders (Attachment B)
- ☐ Registration Fee -$2,500

ATTACHMENT A
Sponsored User Agreement

Complete and sign only the applicable agreement(s) seeking Sponsored User access to:

☐ CBOE (Attachment A-1)

☐ CFLEX (Attachments A-1 and A-2)

CBOE SPONSORED USER AGREEMENT
Attachment A-1



EXECUTE SUCCESS™

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBOE, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBOE on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBOE, which includes, but is not limited to, the equipment for accessing the facilities of CBOE, to prevent the unauthorized use or access to CBOE, including the unauthorized entry of information into CBOE, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If CBOE determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBOE may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBOE on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBOE;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBOE;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBOE, including unauthorized entry of information into CBOE, or the information and data made available by CBOE and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBOE by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBOE or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE, and has no right to share in any distribution of CBOE or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBOE.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBOE. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBOE.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Name: ______________________

CRD No.: ______________ OCC No. (if applicable): ______________

Sponsoring Trading Permit Holder Representative (signature): ______________

Sponsoring Trading Permit Holder Representative (name): ______________

Phone: ______________ Email: ______________

Title: ______________ Date: ______________

Acknowledged and agreed to by Sponsored User:

Sponsored User's Name: ______________________

CRD No. (if applicable): ______________

Corporate Form: ______________ State of Organization: ______________

Sponsored User Representative (signature): ______________

Sponsored User Representative (name): ______________

Business Address: ______________________

Phone: ______________ Email: ______________

Title: ______________ Date: ______________


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

SPONSORED USER
LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBOE TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Name: ______________________________
CRD No.: ____________________ OCC No.: ____________________
Clearing Firm Representative (signature): ______________________________
Clearing Firm Representative (name): ______________________________
Phone: ____________________ Email: ______________________________
Title: ____________________ Date: ____________________

Accepted by CBOE:

By (Signature): ______________________________
Name: ______________________________
Title: ____________________ Date: ____________________

CFLEX TRADING SYSTEM
Attachment A-2

May 2015


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

SPONSORED USER AGREEMENT

CFLEX TRADING SYSTEM

Sponsored User may only maintain and utilize electronic access to directly enter orders through Sponsoring Trading Permit Holder on the CFLEX Trading System if Sponsored User and Sponsoring Trading Permit Holder are subject to a valid, ongoing Sponsoring Trading Permit Holder/Sponsored User relationship and are parties to an effective Sponsored User Agreement. Refer to the Sponsored User Agreement or CBOE Rules for definitions of terms used herein.

BY USING THE CFLEX TRADING SYSTEM, SPONSORED TRADING PERMIT HOLDER AND SPONSORING USER ACKNOWLEDGE AND AGREE TO THE FOLLOWING TERMS OF USE.

The use of the CFLEX Trading System is subject to this Schedule and to the CBOE Rules, including, without limiting the generality of the foregoing, Rules that limit the liability of CBOE with respect to the use of facilities of CBOE. If Sponsored User is not a CBOE Trading Permit Holder, by using the CFLEX Trading System Sponsored User agrees to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE trading permit holder with respect to Sponsored User's use of the CFLEX Trading System.

ATTACHMENT B

Sponsored User's List of Authorized Traders

Sponsored User – List of Authorized Traders

Rule 6.20A(b)(1)(ii)(D) provides that a Sponsored User agree that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of Authorized Traders. Rule 6.20A(b)(2) also provides in relevant part that a Sponsoring Trading Permit Holder must maintain an up-to-date list of the Sponsored User's Authorized Traders and must provide that list to the Exchange upon request.

Provide the names of the Sponsored User's initial Authorized Traders in the area below (a typed attachment with the same information will also suffice). Updates to this form must be provided to the Exchange whenever the Sponsored User adds or removes an Authorized Trader. The Exchange also recommends that the Sponsored Users have unique Authorized Trader IDs associated with each order submitted to the Exchange. Sponsored Users should provide this Authorized Trader ID information using Tag 116 (OnBehalfOfSubId) in the FIX order message, or the UserAssignedID field for orders submitted using CMi. CMi users must place "116=" in front of the Authorized Trader ID.[1]

Sponsored User Name: ______________________________

Sponsoring Trading Permit Holder Name: ______________________________

AUTHORIZED TRADER			
Name:	______________________________		
Business Address:	______________________________		
Phone:	______________	Fax:	______________
Email:	______________________________		
Authorized Trader's unique ID:	______________		
AUTHORIZED TRADER			
Name:	______________________________		
Business Address:	______________________________		
Phone:	______________	Fax:	______________
Email:	______________________________		
Authorized Trader's unique ID:	______________		

[1] If the Sponsored User is not utilizing a unique identifier for each Authorized Trader, the Exchange recommends that the Sponsored User should begin populating Tag 116 (OnBehalfOfSubId) in the FIX data with unique identifiers. CMI users should populate the UserAssignedID field in the following manner: 116=[insert unique identifier]. The Exchange recommends that unique identifiers for each Authorized Trader be used at all times. If the Sponsored User has questions concerning the format of order messages, it may contact the Exchange's API Group.

AUTHORIZED TRADER	
Name:	______________________________
Business Address:	______________________________
Phone:	______________ Fax: ______________
Email:	______________________________
Authorized Trader's unique ID:	______________
AUTHORIZED TRADER	
Name:	______________________________
Business Address:	______________________________
Phone:	______________ Fax: ______________
Email:	______________________________
Authorized Trader's unique ID:	______________

□ Additional Authorized Traders are submitted in a separate document attached hereto.

Signature of Sponsoring Trading Permit Holder Representative: ______________________

Date: ______________________

ATTACHMENT C

Rule 6.20A, Sponsored Users

May 2015

Rule 6.20A. Sponsored Users

(a) General. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the facilities and products specified below (referred to herein as the "Exchange System(s)") and the applicable requirements that Sponsored Users and Sponsoring Trading Permit Holders are required to satisfy in order to engage in a Sponsoring Trading Permit Holder/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Trading Permit Holder for purposes of receiving electronic access to the Exchange System(s).

(b) Sponsored User. A Sponsored User may obtain and maintain authorized electronic access to the Exchange System(s), only if such access is authorized in advance by one or more Sponsoring Trading Permit Holders as follows:

(1) A Sponsored User must enter into a sponsorship arrangement with a "Sponsoring Trading Permit Holder," which is defined as a TPH organization that agrees to sponsor the Sponsored User's access to the Exchange System(s). The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Trading Permit Holder(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the Exchange System(s).

(ii) For a Sponsored User to obtain and maintain authorized access to the Exchange System(s), the Sponsored User and its Sponsoring Trading Permit Holder must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Trading Permit Holder must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Trading Permit Holder acknowledges and agrees that:

(I) all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (*e.g.*, employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (*e.g.*, customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Trading Permit Holder; and

(II) the Sponsoring Trading Permit Holder is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Trading Permit Holder agrees that it will be bound by and comply with the Exchange's Certificate of Incorporation, Bylaws, Rules and procedures, as well as any other equivalent documents pertaining to the Exchange System(s) (the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Trading Permit Holder.

(D) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of persons who have been granted access to the Exchange System(s) on behalf of the Sponsored User ("Authorized Traders").

(E) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the Exchange System(s).

(F) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the Exchange System(s).

(G) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the Exchange System(s), including unauthorized entry of information into the Exchange System(s), or the information and data made available by the Exchange. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(H) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the Exchange System(s) by any person acting on behalf of or in the name of The Sponsored User for compliance with the terms of these sponsorship provisions.

(I) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Trading Permit Holder, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the Exchange System(s). Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Trading Permit Holder must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Trading Permit Holder of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Trading Permit Holder is not a clearing firm, the Sponsoring Trading Permit Holder's clearing firm, which must be a TPH organization, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Trading Permit Holder/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the TPH Department. If such a written notice of revocation has not been filed with the TPH Department at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Trading Permit Holder or, if applicable, the Sponsoring Trading Permit Holder's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(2) Each Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who may obtain access to the Exchange System(s) on behalf of its Sponsored Users (*i.e.*, Authorized Traders) and must provide that list to the Exchange upon request. In addition, each Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the Exchanges System(s), to prevent the unauthorized use or access to the Exchange or the Exchange System(s), including the unauthorized entry of information into the Exchange or the Exchange System(s), or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules. If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Trading Permit Holder to violate the Exchange Rules, the Exchange may direct the Sponsoring Trading Permit Holder to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Trading Permit Holder must suspend or withdraw such status.

Adopted November 15, 2007 (06-99); amended April 10, 2008 (08-37); June 27, 2008 (08-54); June 18, 2010 (10-058).

. . . Interpretations and Policies:

.01 Sponsored Users shall be permitted for the following Exchange Systems: the FLEX Hybrid Trading System ("FLEX"), CBSX and CBOE. For FLEX and CBSX, the number of Sponsored Users shall be unlimited. Except for FLEX and CBSX, the number of Sponsored Users having electronic access to CBOE shall be limited to a total of 15 persons/entities ("Sponsored User Slots"). Sponsored User applications for the CBOE Sponsored User Slots shall be submitted to the Exchange's TPH Department in a manner acceptable to the Exchange and will be processed in the order they are received on a time-stamped basis. For applications received via facsimile or email the time-stamp shall be the time the email/facsimile is received by the TPH Department. If there are more Sponsored User applications than Sponsored User Slots, the Exchange will maintain a waitlist and use a First In, First Out ("FIFO") method for filling the 15 Sponsored User Slots. In the event a Sponsored User application is determined by the TPH Department to be incomplete, the application will not be considered to have been submitted under the FIFO method until a completed application is submitted.

Adopted June 27, 2008 (08-54); June 18, 2010 (10-058).


CBOE

EXECUTE SUCCESS℠

Trading Permit Holder
Electronic Stock-Option Execution Registration Form

The following steps are required of Trading Permit Holders (TPHs) routing complex orders/quotes/responses with a stock component, cross product spread (CPS), for electronic processing via the Complex Order Book or Complex Order Auction, including TPHs routing responses to Complex Order Auctions with a stock component.

1. Complete this Electronic Stock-Option Execution Registration Form and return it to the CBOE Registration Services Department (RSD) at registration@cboe.com or fax to 312-786-8140.
2. Complete certification testing with the CBOE API group.

Trading Permit Holder Name: ______________________________

Login ID/s used for CPS orders (if applicable) ____________________ **OCC Number:** ________

FBW Correspondent ID/s: ______________ **PULSe Correspondent ID/s:** ______________

Broker Designated Give-Ups: ______________________________

Stock MPIDs that TPH will utilize for stock component of complex orders/quotes/responses*:

TPH's Stock MPIDs: ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________

TPH's Stock MPID "Give-Ups": ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________
______	________	______	________
______	________	______	________

PULSe Equity Give-Ups: ______________________________

Attach additional form(s) if required.

TPH Representative Signature: ______________________________

TPH Representative Name: ______________________________

TPH Representative Title: ______________________________ Date: ______________

Phone Number: ______________ E-mail Address: ______________________________

**The TPH must submit an updated form to RSD before routing orders/quotes/responses containing MPIDs not listed on this form and to reflect any other changes to the list of MPIDs noted above.*

===

FOR INTERNAL USE ONLY:

Date API certification completed: ______________

Confirmation CTPH brokerage agreement with stock routing BD(s) completed: ______________

June2015

EXHIBIT I

For the latest fiscal year of the applicant, audited consolidated financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Enclosed is a copy of audited consolidated financial statements for Chicago Board Options Exchange, Incorporated for the fiscal year ended December 31, 2015.

Chicago Board Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended December 31, 2015, and
Independent Auditors' Report



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Chicago Board Options Exchange, Incorporated:

Report on the Financial Statements

We have audited the accompanying financial statements of Chicago Board Options Exchange, Incorporated (the "Company") (a wholly-owned subsidiary of CBOE Holdings, Inc.), which comprise the balance sheet as of December 31, 2015, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Board Options Exchange, Incorporated as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

Deloitte & Touche LLP

June 29, 2016

Chicago Board Options Exchange, Incorporated
Balance Sheet
December 31, 2015

(in thousands, except share amounts)	December 31, 2015
Assets	
Current Assets:	
Cash and cash equivalents	$ 88,378
Accounts receivable—net allowances of $150	47,380
Marketing fee receivable	5,682
Income taxes receivable	45
Other prepaid expenses	3,221
Other current assets	572
Total Current Assets	**145,278**
Investments	**42,518**
Property and Equipment:	
Construction in progress	17
Furniture and equipment	120,118
Less accumulated depreciation and amortization	(86,113)
Total Property and Equipment - Net	**34,022**
Other Assets:	
Due from other related parties	252,900
Software development work in progress	13,357
Data processing software and other assets (less accumulated amortization of $151,488)	36,102
Total Other Assets—Net	**302,359**
Total	**$ 524,177**
Liabilities and Stockholder Equity	
Current Liabilities:	
Accounts payable and accrued liabilities	$ 53,296
Marketing fee payable	6,141
Deferred revenue	2,620
Post-retirement medical benefits	100
Total Current Liabilities	**62,157**
Long-term Liabilities:	
Post-retirement medical benefits - long term	1,896
Income taxes liability	34,215
Other long-term liabilities	1,883
Due to other related parties	309,571
Deferred income taxes	1,027
Total Long-term Liabilities	**348,592**
Total Liabilities	**410,749**
Stockholder Equity:	
Common stock, $0.01 par value: 1,000 shares authorized and outstanding	—
Additional paid-in-capital	22,165
Retained earnings	92,087
Accumulated other comprehensive loss	(824)
Total Stockholder Equity	**113,428**
Total	**$ 524,177**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Income
For The Year Ended December 31, 2015

(in thousands)		Year Ended December 31, 2015
Operating Revenues:		
Transaction fees	$	360,861
Access fees		49,962
Exchange services and other fees		37,100
Market data fees		12,915
Regulatory fees		38,449
Other revenue		15,703
Total Operating Revenues		**514,990**
Operating Expenses:		
Compensation and benefits		96,013
Depreciation and amortization		34,729
Technology support services		14,805
Professional fees and outside services		40,480
Royalty fees		62,210
Order routing		3,825
Travel and promotional expenses		8,190
Facilities costs		16,915
Other expenses		1,947
Total Operating Expenses		**279,114**
Operating Income		**235,876**
Other Income:		
Investment income		3,688
Net gain from investments		811
Total Other Income		**4,499**
Income Before Income Taxes		**240,375**
Income tax provision		87,699
Net Income		**152,676**
Comprehensive Income - net of tax		
Post retirement benefit obligation		(135)
Comprehensive Income	**$**	**152,541**
Dividends declared	**$**	**(85,000)**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Cash Flow
For The Year Ended December 31, 2015

(in thousands)	Year Ended December 31, 2015
Cash Flows from Operating Activities:	
Net Income	$ 152,676
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	34,729
Other amortization	82
Provision for deferred income taxes	(11,548)
Stock-based compensation	11,564
Equity gain in investments	(811)
Loss on disposition of property	471
Changes in assets and liabilities:	
Accounts receivable	(89)
Marketing fee receivable	5,015
Income taxes receivable	(45)
Prepaid expenses	(411)
Due from other related parties	(136,985)
Other current assets	(5)
Accounts payable and accrued expenses	918
Marketing fee payable	(5,096)
Due to other related parties	44,990
Deferred revenue and other liabilities	(62)
Post-retirement benefit obligations	(20)
Income tax liability	(843)
Net Cash Flows provided by Operating Activities	**94,530**
Cash Flows from Investing Activities:	
Capital and other assets expenditures	(32,234)
Investments	(29,473)
Other	1,098
Net Cash Flows used in Investing Activities	**(60,609)**
Cash Flows from Financing Activities:	
Payment of quarterly dividends	(85,000)
Net Cash Flows used in Financing Activities	**(85,000)**
Net Decrease in Cash and Cash Equivalents	**(51,079)**
Cash and Cash Equivalents at Beginning of Year	**139,457**
Cash and Cash Equivalents at End of Year	**$ 88,378**

See notes to financial statements

Chicago Board Options Exchange, Incorporated
Statement of Stockholder Equity
For The Year Ended December 31, 2015

(in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder Equity
January 1, 2015	$ —	$22,165	$ 24,411	$ (689)	$ 45,887
Cash dividends on common stock			(85,000)		(85,000)
Net income			152,676		152,676
Post-retirement benefit obligation adjustment—net of tax benefit of $86				(135)	(135)
December 31, 2015	$ —	$22,165	$ 92,087	$ (824)	$ 113,428

Chicago Board Options Exchange, Incorporated
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the Chicago Board Options Exchange, Incorporated (referred to as "CBOE", "we","us", "our" or "the Company") is the operation of a market that offers trading of exclusive options on various market indexes (index options), as well as on non-exclusive "multiply-listed" options, such as options on the stocks of individual corporations (equity options) and options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. CBOE is a wholly-owned subsidiary of CBOE Holdings, Inc.("Holdings").

Basis of Presentation—The accompanying financial statements for CBOE have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if CBOE had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to CBOE as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. The Company places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business; therefore concentrations of credit risk are limited. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid expenses—Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses which are amortized over the respective periods.

Investments —Investments represent investments in OCC, Signal Trading Systems, LLC ("Signal Trading") and CBOE Stock Exchange, LLC ("CBSX").

The investment in OCC is accounted for under the cost-method of accounting for investments.

The investments in Signal Trading and CBSX are accounted for under the equity method.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

Software Development Work in Progress and Data Processing Software and Other Assets — CBOE expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Due from other related parties—Consists primarily of amounts owed from related parties including Holdings, subsidiaries of Holdings and other related parties.

Due to other related parties—Consists primarily of amounts owed to related parties including Holdings, subsidiaries of Holdings and other related parties.

Employee Benefit Plans—The funded status of a post retirement benefit plan is recognized in the Balance Sheet and changes in that funded status are recognized in the year of change in other comprehensive income. Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss.

Commitments and Contingencies—Litigation—CBOE accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of CBOE. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services, trading floor charges and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the Securities and Exchange Commission ("SEC") to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue (See Note 3) and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Under CBOE rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Concentration of Revenue: All contracts traded at CBOE must be cleared through clearing members of OCC. At December 31, 2015, there were approximately one hundred thirteen Trading Permit Holders that are clearing members of the OCC. Two clearing members accounted for approximately 45% of transaction and other fees collected through the OCC in 2015. The next largest clearing member accounted for approximately 12% of transaction and other fees collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing member firms represented more than 27% of transaction and other fees collected through the OCC, for the respective clearing member, in 2015. Should a clearing member withdraw from CBOE, the Company believes the Trading Permit Holder portion of that clearing member's trading activity would likely transfer to another clearing member.

The two largest clearing members mentioned above clear the majority of the market-maker sides of transactions at CBOE and at all of the U.S. options exchanges. If either of these clearing members were to withdraw from the business of market-maker clearing and market-makers were unable to transfer to another clearing member, this could create significant disruption to the U.S. options markets, including CBOE.

Advertising Costs—Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference convention costs related to trade shows and other industry events are expensed as incurred or amortized over the respective period. The Company incurred advertising costs of $4.5 million for the year ended December 31, 2015. Advertising costs are included in travel and promotional expenses in the statement of income.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in CBOE's statement of income and are classified on the balance sheet with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained eamings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The FASB deferred the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. Early adoption of the standard is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is in the process of evaluating this guidance but the Company does not expect it will materially impact the Company's balance sheet, statement of income or cash flow.

In November 2015, the FASB issued ASU-2015-17, Income Taxes- Balance Sheet Classification of Deferred Taxes. This standard affects only entities that present a classified statement of financial position. Deferred tax liabilities and assets will be classified as noncurrent in a classified statement of financial position and the current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount remains the same. Notably, ASU No. 2015-17 aligns the presentation of deferred income tax assets and liabilities with International Accounting Standard 1, Presentation of Financial Statements, which requires deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position. For public business entities, ASU No. 2015-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. For all other entities, ASU No. 2015-17 is effective for annual periods beginning after December 15, 2017, and interim periods in annual periods beginning after December 15, 2018. Entities are required to apply the proposed amendments prospectively to all deferred income tax liabilities and assets or retrospectively to all periods presented. The Company decided to early adopt this standard for the period ended December 31, 2015 and the adoption did not have a material effect on the Company's balance sheet.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating this guidance, but the Company does not expect it will materially impact the Company's balance sheet, statement of income, or cash flow.

2. INVESTMENTS

At December 31, 2015, CBOE's investments were comprised of the following (in thousands):

	2015
Investment in OCC	$ 30,333
Investment in Signal Trading	12,185
Investment in CBSX	—
Investments	$ 42,518

CBOE holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence. On December 17, 2015, OCC declared a dividend in accordance with the policies adopted under its new capital plan (See Note 3). The Company's portion of the dividend, payable following issuance of OCC's financial statements for 2015, is $3.4 million and is recorded under investment income in the Company's statement of income.

In May 2010, CBOE acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. The Company accounts for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade. In the year ended December 31, 2015, the Company recorded contributions to and equity earnings in Signal Trading of $1.9 million and $0.8 million, respectively. Additionally, the Company received distributions from Signal Trading of $2.4 million which reduced the carrying value of the investment.

CBOE holds a 49.96% equity interest in CBSX in return for non-cash property contributions. CBSX ceased trading operations on April 30, 2014. CBOE is responsible for the compliance and regulation of the CBSX marketplace. In addition, the Company has a services agreement under which it provides CBSX with financial, accounting and technology support.

3. RELATED PARTY TRANSACTIONS

CBOE Holdings, Inc. and subsidiaries of Holdings

Statement of Income

CBOE is owned by Holdings, which is the holding company for CBOE, CBOE Futures Exchange, LLC, C2 Options Exchange, Incorporated ("C2") and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation, facilities and administrative charges, such as human resources and executive management, have been allocated to and recorded by CBOE. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year ended December 31, 2015, (in thousands):

		2015
Salaries (allocated from CBOE) (1)	$	(477)
Salaries (allocated to CBOE) (2)		914
Stock-based compensation (3)		11,564
Building operations (4)		15,489

(1) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in compensation and benefits in the statement of income.

(2) Represents allocation of costs for C2 systems staff working on CBOE system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in compensation and benefits in the statement of income.

(3) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. This is included in compensation and benefits in the statement of income.

(4) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on CBOE headcount as a percentage of total Holdings headcount. This is included in facilities costs in the statement of income.

Balance Sheet

The amount due from related parties totaling $252.9 million consists of amounts due from Holdings and subsidiaries of Holdings.

The amount due to related parties totaling $309.6 million consists of amounts due to Holdings and subsidiaries of Holdings.

Other Related Parties

CBOE collected transaction and other fees of $575.7 million in the year ended December 31, 2015, by drawing on accounts of CBOE market participants held at OCC. The amount collected by OCC for CBOE included $95.7 million of marketing fees during the year ended December 31, 2015. The Company had a receivable due from OCC of $38.4 million at December 31, 2015.

OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. This information is provided by the exchanges and is sold to market data vendors, outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total cleared options transactions. The Company's share of OPRA operating income was $12.9 million during the year ended December 31, 2015. The Company had a receivable from OPRA of $2.9 million at December 31, 2015.

The Company incurred re-billable expenses on behalf of CBSX totaling $0.1 million during the year ended December 31, 2015. This amount is included as a reduction of the underlying expenses. CBSX ceased trading operations on April 30, 2014, therefore, the Company did not have a material receivable balance at December 31, 2015.

OCC Capital Plan

In December 2014, OCC announced a newly-formed capital plan. The OCC capital plan was designed to strengthen OCC's capital base and facilitate its compliance with proposed SEC regulations for Systemically Important Financial Market Utilities ("SIFMUs") as well as international standards applicable to financial market infrastructures. On February 26, 2015, the SEC issued a notice of no objection to OCC's advance notice filing regarding the capital plan, and OCC and OCC's existing exchange stockholders, which include CBOE, subsequently executed agreements effecting the capital plan. Under the plan, each of OCC's existing exchange stockholders agreed to contribute its pro-rata share, based on ownership percentage, of $150 million in equity capital, which would increase OCC's shareholders' equity, and to provide its pro rata share in replenishment capital, up to a maximum of $40 million per exchange stockholder, if certain capital thresholds are breached. OCC also adopted policies under the plan with respect to fees, customer refunds, and stockholder dividends, which envision an annual dividend payment to the exchange stockholders equal to the portion of OCC's after-tax income that exceeds OCC's capital requirements after payment of refunds to OCC's clearing members (with such customer refunds generally to constitute 50% of the portion of OCC's pre-tax income that exceeds OCC's capital requirements). On March 3, 2015, in accordance with the plan, CBOE contributed $30 million to OCC. On March 6, 2015, OCC informed CBOE that the SEC, acting though delegated authority, had approved OCC's proposed rule filing for the capital plan. The SEC approval order was stayed on March 13, 2015 automatically as a result of the initiation of petitions to review the order. On September 10, 2015, the SEC issued orders that discontinued the automatic stay of the approval order and granted the petitions for the SEC to review the approval order. On September 15, 2015, the petitioners filed motions to reinstitute the automatic stay. On February 11, 2016, based on a *de novo* review of the entire record, the SEC approved the proposed rule change implementing OCC's capital plan and dismissed the petitions for review and the petitioners' motions. Certain petitioners subsequently appealed the SEC approval order for the OCC capital plan to the U.S. Court of Appeals for the D.C. Circuit and moved to stay the SEC approval order. On February 23, 2016, the Court denied the petitioners' motion to stay. The appeal of the SEC approval order remains pending. CBOE's contribution has been recorded under Investments in the balance sheet at December 31, 2015. On December 17, 2015, OCC declared a dividend in accordance with the policies adopted under the new capital plan. The Company's portion of the dividend, payable following issuance of OCC's financial statements for 2015, is $3.4 million and is recorded under Investment income in the Company's consolidated statement of income.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2015, accounts payable and accrued liabilities consisted of the following (in thousands):

	2015
Compensation and benefit related liabilities	$ 22,818
Royalties	14,112
Accounts payable	1,731
Contract services (1)	6,684
Legal	1,489
Market Linkage	609
Other	5,853
Total	$ 53,296

(1) Reflects costs primarily for certain regulatory functions and contract programming work related to projects that are in process.

5. MARKETING FEE

CBOE facilitates the collection and payment of marketing fees assessed on certain trades taking place at CBOE. Funds resulting from the marketing fees are made available to Designated Primary Market-Makers and Preferred Market-Makers as an economic inducement to route orders to CBOE. Pursuant to ASC 605-45, *Revenue Recognition—Principal Agent Considerations*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses.

As of December 31, 2015, amounts assessed by CBOE on behalf of others included in current assets totaled $5.7 million and payments due to others included in current liabilities totaled $6.1 million.

6. DEFERRED REVENUE

The following tables summarize the activity in deferred revenue for the year ended December 31, 2015.

(in thousands)	Balance at January 1, 2015	Cash Additions	Revenue Recognition	Balance at December 31, 2015
Liquidity provider sliding scale	$ —	$ 14,400	$ (14,400)	$ —
Other, net	1,368	4,441	(3,189)	2,620
Total deferred revenue	$ 1,368	$ 18,841	$ (17,589)	$ 2,620

Liquidity providers are eligible to participate in the sliding scale program, which involves prepayment of transaction fees, and receive reduced fees based on the achievement of certain volume thresholds within a month. The prepayment of 2015 transaction fees totaled $14.4 million. This amount was amortized and recorded as transaction fees over the respective twelve month periods.

7. EMPLOYEE BENEFITS

Employees are eligible to participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). In addition, eligible employees may participate in the Supplemental Employee Retirement Plan, Executive Retirement Plan and Deferred Compensation Plan. Each plan is a defined contribution plan that is non-qualified under Internal Revenue Code. The Company contributed $4.7 million to the defined contribution plans for each of the year ended December 31, 2015.

CBOE has a post-retirement medical plan for certain former members of senior management. CBOE recorded immaterial post-retirement benefits expense for the year ended December 31, 2015, resulting from the amortization of service costs and actuarial expense included in accumulated other comprehensive loss at December 31, 2015.

8. INCOME TAXES

For the year ended December 31, 2015, CBOE recorded income tax expense of $87.7 million. The effective tax rate of 36.4% for the year ended December 31, 2015, differs from the U.S. statutory rate of 35% in the year, primarily due to state income taxes although partially offset with a section 199 deduction. As of December 31, 2015, deferred tax liabilities totaled $1.0 million. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2015, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	4.1
Section 199 deductions	(1.7)
Other, net	(1.0)
Effective income tax rate	36.4%

The components of income tax expense for the year ended December 31, 2015, is as follows (in thousands):

Current:	
Federal	$ 82,241
State	16,878
Total current	99,119
Deferred:	
Federal	(9,825)
State	(1,595)
Total deferred	(11,420)
Total	$ 87,699

As of December 31, 2015, deferred tax liabilities totaled $1.0 million. The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2015 are presented below (in thousands):

Deferred tax assets:	
Intangibles	$ 38
Accrued compensation and benefits	15,037
Affiliates	207
Property, equipment and technology, net	626
Other	8,369
Total deferred tax assets	24,277
Deferred tax liabilities:	
Property, equipment and technology, net	(24,091)
Prepaid	(1,213)
Total deferred tax liabilities	(25,304)
Net deferred tax liabilities	$ (1,027)

As of December 31, 2015, CBOE had $27.5 million of uncertain tax positions excluding interest and penalties, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $10.5 million, not including any potential new additions.

For the year ended December 31, 2015, estimated interest costs and penalties, which are classified as part of the provision for income taxes in CBOE's statement of income totaled $2.4 million and accrued interest and penalties totaled $6.7 million.

Holdings is subject to U.S. federal tax, California, Illinois, New Jersey, and New York state taxes and Washington, D.C. taxes, as well as taxes in other local jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, 2011 on for Washington, D.C., and 2013 on for Illinois. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The Illinois Department of Revenue has informed Holdings it will be auditing the 2013 and 2014 tax years, the New York State Department of Taxation and Finance is currently auditing the 2007 through 2012 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

9. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

CBOE applied ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect CBOE's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summaries financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2015. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets at fair value:				
Money market funds	$ 84,000	—	—	$ 84,000
Total assets at fair value at December 31, 2015	$ 84,000	$ —	$ —	$ 84,000

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, the end of the period covered by this report, CBOE was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

ISE -- QRM

On November 12, 2012, CBOE brought suit against International Securities Exchange, LLC ("ISE") in the United States District Court for the Northern District of Illinois alleging that ISE infringed three of its patents (United States Patent Nos. 7,356,498; 7,980,457; and 8,266,044 (the "QRM patents")) related to quote risk monitor ("QRM") technology. CBOE had requested injunctive relief and monetary damages. On February 20, 2013, the court ruled that the case be transferred to the United States District Court for the Southern District of New York, and on October 31, 2013, the Court stayed the litigation pending resolution of Covered Business Method ("CBM") Patent Reviews at the United States Patent and Trademark Office ("USPTO"), which ISE requested. On March 4, 2014, the USPTO instituted CBM Patent Reviews on CBOE's three QRM patents. On May 22, 2014, the USPTO instituted Inter Parties Review ("IPR") Proceedings, which ISE requested, on some but not all claims of two of CBOE's QRM patents (United States Patent Nos. 7,356,498 and 7,980,457). On March 2, 2015, the USPTO ruled in the CBM proceedings, finding that the subject matter of the patents is not eligible for patent protection, and in the IPR proceedings, finding for CBOE that the claims were not invalidated by the asserted prior art. On April 30, 2015, ISE filed notice of its appeal of the IPR decisions, and on May 1, 2015, CBOE filed notice of its appeal of the CBM decisions. The appeals are being handled by the United States Court of Appeals for the Federal Circuit. On March 25, 2016, the Court of Appeals affirmed the USPTO's decisions that the QRM patents were directed to ineligible subject matter and dismissed ISE's appeal and vacated the USPTO's IPR decisions.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including CBOE, in the United States District Court for the Southern District of New York on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. CBOE was a defendant in each of these suits. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements. Mr. Lanier appealed the orders dismissing each of his three cases and, on September 2, 2015, he filed his opening appellate briefs in those cases. The defendants' response briefs were filed November 24, 2015 and briefing on the appeals has concluded. The oral arguments on the appeals were heard on March 3, 2016.

ISE -- '707

On November 22, 2006, ISE filed an action in the United States District Court for the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's U.S. Patent No. 6,618,707 (the "'707 patent"). On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the '707 patent was not infringed, not valid and/or not enforceable against CBOE. The New York case was transferred to the federal court in the Northern District of Illinois on August 9, 2007.

On March 14, 2013, ISE conceded to an adverse judgment in this matter and asked that the federal court in the Northern District of Illinois enter judgment for CBOE. ISE appealed certain court rulings to the Federal Circuit Court of Appeals. The federal court in the Northern District of Illinois on January 14, 2014 issued an opinion and order awarding certain costs associated with the litigation to CBOE. On April 7, 2014, the Federal Circuit Court of Appeals issued a favorable opinion to CBOE. On March 31, 2016, the federal court in the Northern District of Illinois granted CBOE's motion for attorney fees and expenses and CBOE subsequently supplemented such request on April 7, 2016. On May 18, 2016, ISE agreed with CBOE to settle the amount owed for attorney fees and expenses. Pursuant to such agreement, ISE paid CBOE a total of $5.5 million in the second quarter of 2016.

Other

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on the Company's financial position, results of operations or cash flows.

Leases and Other Obligations

CBOE leases facilities with lease terms remaining from 7 months to 35 months as of December 31, 2015. Total rent expense related to these lease obligations, reflected in technology support services and facilities costs line items on the statement of income, for the year ended December 31, 2015 totaled $3.3 million. Future minimum payments for operating leases and contractual obligations are as follows at December 31, 2015 (in thousands):

Year	Operating Leases	Contractual Obligations (1)	Total
2016	$ 2,832	$ 32,111	$ 34,943
2017	860	34,219	35,079
2018	204	31,070	31,274
2019	—	31,084	31,084
2020	—	22,848	22,848
Total	$ 3,896	$ 151,332	$ 155,228

(1) Contractual obligations means an agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

11. SUBSEQUENT EVENTS

CBOE has evaluated subsequent events through June 29, 2016, the date at which the financial statements were available to be issued and determined that there are no subsequent events that would require disclosure other than the events listed below:

As discussed in Note 10, ISE agreed with CBOE to settle amounts owed for attorney fees and expenses and paid CBOE a total of $5.5 million in the second quarter of 2016.

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd-lot dealer, etc.).**

CBOE certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

Form 1, 2016 Amendment
Chicago Board Options Exchange, Incorporated
June 30, 2016

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions of this Form.**

Response:

1. CBOE Holdings, Inc.
2. Delaware Corporation
3. June 18, 2010
4. 100%
5. CBOE Holdings, Inc. has control as that term is defined in the instructions of this form.

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Full legal name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities for functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

CBOE certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

EXHIBIT N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

CBOE certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.